EXHIBIT 99.1

For Immediate Release 21-50-TR	Date:	November 14, 2021

Teck Named Industry Leader on 2021 Dow Jones Sustainability World Index

Vancouver, B.C. –Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the S&P Dow Jones Sustainability World Index (DJSI) for the 12th consecutive year and is ranked #1 in the Metals and Mining industry category on the DJSI for 2021.

“We recognize that sustainability is foundational to our success and being socially and environmentally responsible is core to how we operate as a company,” said Don Lindsay, President and CEO. “This commitment is led by our people, who are dedicated to providing essential resources while caring for communities and the environment.”

The DJSI ranking indicates that Teck’s sustainability practices are in the top 10 percent of the 2,500 largest companies in the S&P Global Broad Market Index (BMI). Teck is a leader in the Metals and Mining industry, based on an in-depth analysis of economic, social and environmental performance. Teck scored the industry best score in the Social category which measures performance in topics related to diversity, health and safety, labour practices, human rights, community impacts and community investment. Click here for more information on the DJSI.

Teck was also named one of the Global 100 Most Sustainable Corporations and one of the Best 50 Corporate Citizens in Canada by Corporate Knights in 2021. Teck is ranked first in the Diversified Metals and Mining category by Sustainalytics and is also currently listed on the MSCI World ESG Leaders, FTSE4Good Index, Bloomberg Gender Equality Index and Jantzi Social Index.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com